

September 20, 2011

<u>Via E-mail</u>
Melissa Garza
Senior Vice President, Business and Legal Affairs
Westwood One, Inc.
1166 Avenue of the Americas, 10th Floor
New York, NY 10036

      Re: Westwood One, Inc.
              Preliminary Proxy Statement on Schedule 14C
              Filed September 6, 2011
              File No. 001-14691

Dear Ms. Garza:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Max A. Webb

              Max A. Webb
              Assistant Director

cc (via e-mail):   Rick Madden, Esq.
                     Skadden, Arps, Slate, Meagher & Flom